UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒                        FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 10, 2020, Stealth BioTherapeutics Corp (the “Company”) entered into an ordinary share purchase agreement (the “Purchase Agreement”), pursuant to which the Company issued and sold to Morningside Venture (I) Investments Limited (the “Investor”) 152,858,460 ordinary shares, par value $0.0003 per share (the “Shares”), at a price of $0.13084 per share, for an aggregate purchase price of $20.0 million. As disclosed in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2020, the Investor is a principal shareholder of the Company and prior to the purchase of the Shares beneficially owned 74.4% of the Company’s outstanding ordinary shares (inclusive of ordinary shares held by entities affiliated with the Investor).

Based in part upon the representations of the Investor in the Purchase Agreement, the issuance of ordinary shares will be exempt from registration under Regulation D, as promulgated by the SEC under the Securities Act of 1933, as amended (the “Securities Act”). The ordinary shares will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. The sale of the securities did not involve a public offering and was made without general solicitation or general advertising. The Investor represented that it is an accredited investor, as such term is defined in Rule 501(a) of Regulation D.

The Company issued a press release announcing its entry into the Purchase Agreement. The press release issued by the Company in connection therewith is attached hereto as Exhibit 99.1.

This Report on Form 6-K, excluding Exhibit 99.1 (which shall not be deemed “filed”), shall be deemed to be incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-237542), Registration Statement on Form S-8 (File No. 333-237541), and Registration Statement on Form S-8 (File No. 333-230452) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release issued by Stealth BioTherapeutics Corp on April 13, 2020

99.2	Ordinary Share Purchase Agreement dated as of April 10, 2020 by and between Stealth BioTherapeutics Corp and Morningside Venture (I) Investments Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date:	April 13, 2020

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